[redacted]

KG 8/29/08

SEC 08032109 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WFG Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
SEP 05 2008
THOMSON REUTERS

12221 Merit Drive, Suite 300
(No. and Street)

Dallas (City) TX (State) 75251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

SEC Mail Processing Section
AUG 25 2008
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson H. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFG Investments, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY L A WESLEY
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
02-07-2012

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WFG INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2008

WFG INVESTMENTS, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
WFG Investments, Inc.

We have audited the accompanying statement of financial condition of WFG Investments, Inc. as of June 30, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WFG Investments, Inc., as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 18, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2008

ASSETS

Cash and cash equivalents	$ 1,274,887
Receivable from broker-dealers and clearing organizations	1,554,743
Securities owned at market value	807,778
Secured demand note – related party	200,000
Employee advances	50,757
Prepaid expenses	45,153
Property and equipment, net of accumulated depreciation of $65,948	15,045
	$ 3,948,363

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 80,516
Accrued expenses	176,074
Commissions payable	1,078,456
Securities sold short not yet purchased	52,058
Due to Parent	101,625
State income taxes payable	17,500
	1,506,229
Liabilities subordinated to the claims of general creditors	400,000
Total liabilities	1,906,229
Stockholder's equity	
Common stock, 100,000 shares authorized with no par value, 10,000 shares issued, 9,500 shares outstanding	1,000
Additional paid-in capital	150,000
Retained earnings	1,941,134
Treasury stock, 500 shares, at cost	(50,000)
Total stockholder's equity	2,042,134
	$ 3,948,363

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Commission income	$ 15,755,871
Sale of investment company shares	3,288,708
Gains or (losses) on firm securities trading accounts	5,455,768
Other income	6,229,373
Interest income	47,831
	30,777,551
Expenses	
Compensation and benefits	4,368,981
Commissions and clearance paid to all other brokers	23,842,208
Communications	393,562
Occupancy and equipment costs	173,830
Promotional costs	204,805
Regulatory fees and expenses	63,690
Errors and bad debts	43,913
Interest expense	(499)
Other expenses	575,612
	29,666,102
Income before income taxes	1,111,449
Provision for federal income taxes	(383,500)
Provision for state income taxes	(17,500)
Net income	$ 710,449

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2007	$ 1,000	$ 150,000	$1,230,685	$ (50,000)	$ 1,331,685
Net income			710,449		710,449
Balances at June 30, 2008	$ 1,000	$ 150,000	$1,941,134	$ (50,000)	$ 2,042,134

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2008

Balance at June 30, 2007	$ 400,000
Increases	-0-
Decreases	-0-
Balance at June 30, 2008	$ 400,000

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:	
Net income	$ 710,449
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation expense	52,761
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	979,507
Increase in securities owned at market value	(264,756)
Increase in employee advances	(5,901)
Increase in prepaid expenses	(45,153)
Decrease in receivable from related party	56,048
Decrease in other receivables	3,078
Increase in accounts payable	18,303
Increase in accrued expenses	47,732
Decrease in commissions payable	(1,052,738)
Decrease in due to Parent	(224,875)
Decrease in state income taxes payable	(88,900)
Decrease in securities sold short not yet purchased	(244,090)
Net cash provided (used) by operating activities	(58,535)
Cash flows from investing activities:	
Purchase of property and equipment	(52,502)
Net cash provided (used) by investing activities	(52,502)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(111,037)
Cash and cash equivalents at beginning of year	1,385,924
Cash and cash equivalents at end of year	$ 1,274,887

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Interest	$ 1,650
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

WFG Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas Corporation and is a wholly-owned subsidiary of Williams Financial Group, Inc, formerly WFG Holding, Inc. (the "Parent"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's clearing broker-dealer.

The Company is a Registered Investment adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 1 - Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Property and equipment is recorded at cost. Depreciation is recorded using an accelerated method over the useful life of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008 the Company had net capital of approximately $2,251,934 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .65 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. At June 30, 2008, there was $101,625 due to Parent for income taxes.

In May 2006, the State of Texas adopted House Bill 3 ("HB3"), which modified the state's franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax), which is applicable to corporations, effective with franchise tax reports filed on or after January 1, 2008. The Texas Margin Tax is computed by applying the applicable tax rate (1%) to the profit margin. Although HB3 states that the Texas Margin Tax is not an income tax, the Company believes that SFAS No. 109, applies to the Texas Margin Tax and is reflected as a state income tax.

Note 5 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed six months of service and are twenty-one years of age or more. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company's contributions to the plan for the year ended June 30, 2008 were $14,931.

Note 6 - Lease Commitments

The following is a schedule by years of future minimum office equipment lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

Year Ending June 30,	
2009	$ 15,456
2010	8,778
2011	3,384
2012	2,328
	$ 29,946

Lease expense of $15,456 was charged to occupancy and equipment costs.

Note 7 - Related Party Transactions

The Company paid the Parent $982,049 during the year ended June 30, 2008 for reimbursement of expenses. This is included in other expenses. The Company also paid the Parent $299,292 for rent. This is included in occupancy and equipment costs as described in Note 6. Salaries and compensation are paid by WFG Management Services, Inc., ("Management"). The Company reimbursed management for those expenses. The Company paid $21,673,999 to management for the year ended June 30, 2008.

Note 8 - Liabilities Subordinated to Claims of General Creditors – Related Party

Borrowings under subordination agreements at June 30, 2008 are as follows:

Liabilities pursuant to secured demand note collateral agreements – 12% interest beginning, August 16, 2005, due August 16, 2010, fully collateralized by cash and securities	$ 200,000
Subordinated note to stockholder – 12% interest beginning August 31, 2004, due August 16, 2010	200,000
	$ 400,000

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense, paid to a related party, for the period ending June 30, 2008 was $48,000.

Note 9 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2008, management of the Company had not been notified by the clearing

Note 10 - Commitment and Contingencies

broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company together with others has been named as a defendant in an arbitration proceeding incidental to its securities business that allege violations of Federal and State securities laws. Management intends to present a vigorous defense.

The ultimate outcome of this arbitration proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

June 30, 2008

Schedule I

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 2,042,134
Add:		
Liabilities subordinated to claims of general creditors		400,000
Total capital and allowable subordinated liabilities		2,442,134
Deductions and/or charges		
Non-allowable assets:		
Employee advances	$ 50,757	
Property and equipment, net	15,045	
Prepaid expenses	45,153	(110,955)
Net capital before haircuts on securities positions		2,331,179
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempted securities	$ 42,057	
Debt securities.	8,907	
Other securities	28,281	(79,245)
Net capital		$ 2,251,934

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 80,516
Accrued expenses	176,074
Commissions payable	1,078,456
Due to Parent	101,625
State income taxes payable	17,500
Total aggregate indebtedness	$ 1,454,171

Schedule I (continued)

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 96,993
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 2,151,934
Excess net capital at 1000%	$ 2,106,517
Ratio: Aggregate indebtedness to net capital	.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The follow serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's unaudited Focus filing	$ 2,222,184
Increase due to decrease in federal income tax expense	47,250
Decrease due to increase in state income tax expense	(17,500)
Net capital per audited report	$ 2,251,934

Schedule II

WFG INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Pershing
National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
WFG Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of WFG Investments, Inc. (the "Company"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 18, 2008

END